UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of
1934 (Amendment No.	)*
MSB BANCORP, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)
553517103
(CUSIP Number)
KAHN BROTHERS & CO., INC., 555 MADISON AVENUE, NY, NY 10022
(212)9805050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
SEPTEMBER 2, 1997
(Date of Event which Requires Filing of this Statement
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d(b)(3) or (4), check the following box. y.
Check the following box if a fee is being paid with the


statement p.  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting
beneficial ownership of more than five percent of the
class of securities described in Item 1; and (2) has filed
no amendment subsequent thereto reporting beneficial
ownership of five percent or less of such class.) (See
Rule 13d-7.)
SCHEDULE 13D
CUSIP No. 553517103
1.  NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO.
		Kahn Brothers & Co., Inc.    13-2948997
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)o (b)y
3.  SEC USE ONLY
4.  SOURCE OF FUNDS
			00
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
y 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
		USA, 555 Madison Avenue, New York, NY 10022
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON 7.  SOLE VOTING POWER	  167,000
8.  SHARED VOTING POWER   0
9.  SOLE DISPOSITIVE POWER  167,000
Clients of Kahn Brothers & Co., Inc. own additional shares
of MSB Bancorp over which the firm has no dispostive
power. 10. SHARED DISPOSITIVE POWER  0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 167,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		                               o


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		5.9%
14. TYPE OF REPORTING PERSON
		IA
Item 1.  Security and Issuer
This statement relates to the common stock, $.01 par value
(the "Common Stock") of MSB Bancorp, Inc. The Company's principal executive offices are located at 35 Matthews Street, Goshen, New York 10924. William C. Meyers is the Chairman of the Board, President and Chief Executive Officer of the Company. Anthony J. Fabiano is the Chief Financial Officer of the Company.
Item 2. Identity and Background
a) This statement is filed by Kahn Brothers & Co., Inc. as Investment Advisor.
b) The address of the principal business and principal office of Kahn Brothers is 555 Madison Avenue, 22nd Floor, New York, New York 10022.
c) Kahn Brothers & Co., Inc. is both a registered Investment Advisor and a NYSE member firm.
d) Kahn Brothers & Co., Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e) Kahn Brothers & Co., Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


f) Kahn Brothers & Co., Inc. is a corporation organized under the laws of the State of New York.
Item 3. Source and Amount of Funds and Other Considerations. The net investment cost (including commissions, if any) of the shares of Common Stock owned by clients of Kahn Brothers & Co., Inc. is approximately $2,171,000.00.
The shares of Common Stock were purchased by Kahn Brothers & Co., Inc.'s individual clients with funds provided by their investment portfolios.
Item 4. Purpose of the Transaction.
Kahn Brothers & Co., Inc. as a registered Investment Advisor originally purchased shares of the Issuer for investment purposes. It believes that it is appropriate to have representatives of large shareholders on the Issuer's board of directors. Therefore, it may contemplate seeking representation on the board of directors and may speak with other stockholders concerning new directors.
Item 5. Interest in Securities of the Issuer.


a) Aggregate number of shares owned: 167,000. Percentage: 5.9%. The percentages used herein and in the rest of Item 5 are calculated based upon the 2,844,153 shares of Common Stock issued and outstanding as of June 30, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ending June 30, 1997.
b)  1. Sole power to vote or direct vote: 167,000
	2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 167,000
4. Shared power to dispose or direct the disposition: 0


c) Kahn Brothers & Co., Inc. did not enter into any transactions in the Common Stock of the Company within the last sixty days.
d)  Not applicable.


e)  Not applicable.
Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
Two principals of Kahn Brothers & Co., Inc. in their capacity as Trustees of that Firm's pension and profit sharing plans have commenced a legal action against MSB and its directors for breach of fiduciary duty. Discovery is ongoing.